William Blair & Company, L.L.C.
222 West Adams Street
Chicago, Illinois 60606
March 7, 2008
VIA EDGAR TRANSMISSION
VIA FACSIMILE
Pamela A. Long, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Heritage-Crystal Clean, Inc. Registration Statement No. 333-143864
Ladies and Gentlemen:
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we, as Representative of the several underwriters, wish to advise you that the following preliminary prospectuses dated February 25, 2008 (contained in the above-named Registration Statement) have been distributed between February 25, 2008 and the date hereof:

Class	Quantity

Underwriters	0
Domestic Institutional Investors	450
International Institutional Investors	100
Retail	550
Others	0

Total	1,100
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act, we hereby join in the request of Heritage-Crystal Clean, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective under Rule 430A at 12:00 p.m. (Washington, D.C. time) on March 11, 2008 or as soon as possible thereafter.

     Thank you for your assistance in this matter.
Very Truly Yours,
WILLIAM BLAIR & COMPANY, L.L.C.
As Representative of the Several Underwriters
By: WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Scott Patterson
	Name:	Scott Patterson
	Title:	Principal

HERITAGE-CRYSTAL CLEAN, INC.
March 7, 2008
VIA EDGAR TRANSMISSION
VIA FACSIMILE
Pamela A. Long, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Heritage-Crystal Clean, Inc. Form S-1 filed on June 19, 2007 File No. 333-143864
Ladies and Gentlemen:
The undersigned, being the Registrant identified in Registration Statement No. 333-143864 as thereafter amended (the “Registration Statement”), requests pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effective date for the Registration Statement be accelerated so that it will be declared effective at 12:00 p.m. (Washington, D.C. time) on March 11, 2008, or as soon thereafter as practicable.
In addition, the Registrant hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

HERITAGE-CRYSTAL CLEAN, INC.
By:	/s/ Joseph Chalhoub
	Name:	Joseph Chalhoub
	Title:	President and Chief Executive Officer